Exhibit 99.1

News Release

May 11, 2020

Turquoise Hill Announces Date of Rescheduled Annual General and Special Meeting

Turquoise Hill Resources Ltd. (Turquoise Hill or the Company) today announced that the Company’s annual and special meeting (the Meeting) of shareholders previously scheduled for May 12, 2020 is now scheduled to be held on Friday, July 24, 2020 at 9:00 a.m. (Eastern Time) and the board of directors has fixed the close of business on June 18, 2020 as the new record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting and at any adjournment or postponement thereof.

An amended notice of meeting setting out the time and place of the rescheduled meeting, together with related meeting materials, will be mailed to shareholders and filed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

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About Turquoise Hill Resources

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Corporation’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity, holds the remaining 34% interest.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com